SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Share Purchase Agreement

Buenos Aires, May 20th , 2015

Securites and Exchange Commission

RE:        MATERIAL EVENT – SHARE PURCHASE AGREEMENT

We are pleased to inform that today BBVA Banco Frances S.A. has executed a Share Purchase Agreement with the Volkswagen Group, for the acquisition of 51% of the issued and outstanding capital stock and voting rights of the Volkswagen Credit Compañía Financiera S.A., representing 23,970,000 common, registered, non-endorsable shares, entitled to one vote each, of AR$ 1 par value per share.

This transaction is subject to the prior approval of the Central Bank of Argentina.

According to the terms and conditions of the agreement, the maximum amount to be paid for the shares is $ 53,040,000 which will cancelled by the Bank at the closing of the transaction.

Kind regards,

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 20, 2015	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer